WILLIAMS LAW GROUP, P.A.
                               2503 W. Gardner Ct.
                                 Tampa FL 33611
                               Phone: 813-831-9348
                                Fax: 813-832-5284
                         e-mail: wmslaw@tampabay.rr.com

January 12, 2006

Mr. Scott Anderegg
United States Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549-0408

Re:  Majestic Oil & Gas, Inc.
     Registration Statement on Form SB-2
     File No. 333-125539

Dear Mr. Anderegg:

We have enclosed the above Amendment.

Responses to your comment letter dated September 22, 2005 are set forth in the attached Table, with page number references to pages in the marked copy.

Thank you for your consideration.


                                            Sincerely,



                                            Michael T. Williams, Esq.

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Comment          Page[s]             Explanation
Number
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1.                 32        Terms defined and explained
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2.                F-1        Pages renumbered
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3.               3, 7        Language added
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4.                 3         Intention to file Form 8-A disclosed
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5.                 9         Risk revised and amount disclosed
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6.                 6         Revised to name Mr. Montalban
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7.                 6         Revised and shortened
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8.              6, 38        Conflict and cost and profit issued addressed
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9.                 7         Language on page 43 eliminated. As disclosed here
                             and throughout: The selling shareholders cannot acquire the shares underlying these warrants until our shares are quoted on the OTC Bulletin Board and will be sold thereafter at prevailing market prices or privately negotiated prices.
                             Thus there will be no sales at different prices.
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10.                7         Penny stock issues disclosed
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11.                8         Disclosure revised
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12.              9-15        Entire risk factor section revised in view of these
                             comments
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13.                          Eliminated.  See response to Comment 4 above
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14.               16         Use of proceeds information added
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15.               17         No affiliation disclosed
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16.                          Not applicable
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17.               20         Disclosure added in footnote 3
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18.                          We understand and confirm our understanding
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19.               25         Eliminated
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20.               26         Revised
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21.               26         Revised
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22.               32         How price set disclosed
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23.               28         Location of both wells in Lake Francis Prospect
                             disclosed
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24.               33         Amount of time disclosed
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25.               33         No federal land drilling disclosed
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26.               31         Revised
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27.               34         Trend information added
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28.               35         Nine month comparison added
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29.               36         Disclosure added
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30.                          Eliminated
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31.                          Eliminated
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32.               34         Revised
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33.             37-38        Disclosure added
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34.               38         Date disclosed
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35.               50         Dates disclosed
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36.               40         Disclosure clarified
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37.                          Financials updated
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

38.                          Financials revised per comment
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39.                          Financials revised per comment
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40.                          Financials revised per comment
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41.                          Financials revised per comment
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42.                          Financials revised per comment
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43.                          Financials revised per comment
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44.                          As per SFAS #128, Para. 17, in part, warrants will
                             have a dilutive effect only when the average price market price per share of the common stock during the period exceeds the exercise price of the warrants (i.e., they are "in the money"). While the Company showed a small profit for the year 2004, the Company still has a very large accumulated deficit and its equity is such that the market price per share has not risen above the $0.25 per share exercise price of the warrants. The Company therefore believes the warrants are anti-dilutive for that year.
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45.                          Financials revised per comment
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46.                          Financials revised per comment
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47.                          The SFAS 69 disclosures have now been re-labeled as
                             "supplementary information"
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48.             51-53        Revised and new undertakings required post 12-1-
                             2005 added
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49.              53          Language added
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50.              52          Language revised
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